Rio Narcea Gold Mines, Ltd.

NEWS RELEASE

May 14, 2007 Trading Symbol: TSX: RNG

 Amex: RNO

Rio Narcea Announces Further Exploration Drilling Results

At Aguablanca Nickel Mine

Depth Extensions to Main Mineralized Zone Confirmed

Toronto, Ontario  – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) today announced its most recent exploration drilling results at its Aguablanca nickel mine in southern Spain.  During the first quarter of 2007 and subsequent thereto, the Company has drilled 10 exploration holes for a total of 3,506 metres.

Seven of the holes drilled at Aguablanca were from underground and three from surface. Three rigs are currently drilling below the pit from underground. This drilling is following a general pattern of 50 by 25 metres in the central part of the deposit, changing to 50 by 50 metres laterally. The program is successfully demonstrating that the nickel sulphide mineralization remains open at depth and also laterally. Six of the seven underground holes completed during the quarter returned wide intervals of disseminated, semi-massive and massive sulphide mineralization, and have returned very positive results. Drilling has focused on sections 7300E and 7350E, where the main mineralized zone has now been extended up to 275 metres below the bottom of the open pit.

Subsequent to the end of the quarter, a further four underground holes have been completed on sections 7325E and 7250E, all of which have also intersected long intervals of strong disseminated and semi-massive sulphide mineralization over many metres.  Of particular significance are the results of hole AGU-1065 (Section 7325E), which returned 43.50 metres at 0.90% nickel and 0.93% copper, including 9.90 metres at 2.17% nickel and 1.34% copper. Furthermore, hole AGU-1061 (Section 7250E) returned 14.30 metres at 0.77% nickel and 0.80% copper (including 3.20 metres at 1.16% nickel and 0.82% copper).  This result is also significant since the hole represents a 50 metre step-out to the west which has extended the strike length continuity of the deep mineralized zone at Aguablanca to at least 100 metres.

1
5800 N
5600 N
5400 N
5200 N
5000 N
North orebody
Decline
Main orebody
Pit Outline
7175 E
7250 E
7300 E
7325 E
7350 E
0
200 m
Graphic Scale
6400 E
6600 E
6800 E
7000 E
7200 E
7400 E
7600 E

A summary of the most relevant final assay results to-date is shown below:

Section (d)(e)	Hole	Length (m)	Nickel grade (%)	Copper grade (%)	Platinum (grams per tonne)	Palladium (grams per tonne)	Gold (grams per tonne)

@ 0.5% nickel cut-off
7175E	AGU-117	3.75	0.93	0.38	0.19	0.29	0.06

7250E	AGU-1061	14.30	0.77	0.80	0.51	0.38	0.21
	AGU-1064	10.35	0.48	0.62	(a)	(a)	(a)
	AGU-1066	(b)

7300E	AGU-1053	19.65	0.85	0.78	0.43	0.36	0.21
	AGU-1055	29.35	0.71	0.57	0.26	0.25	0.10
	AGU-1057	(c)
	AGU-1059	6.15	0.55	0.62	(a)	(a)	(a)

7325E	AGU-1063	13.60	0.85	0.71	(a)	(a)	(a)
	AGU-1065	43.50	0.90	0.93	(a)	(a)	(a)

7350E	AGU-1056	26.05	0.85	0.57	0.30	0.32	0.14
	AGU-1058	6.00	0.56	1.09	0.69	0.51	0.46
		11.30	2.23	1.20	0.43	0.47	0.11
		3.60	1.11	0.68	0.36	0.38	0.14
	AGU-1060	18.00	0.84	0.62	0.33	0.28	0.17
	AGU-1062	(b)

7375E	AGU-1067	(b)

@ 1.0% nickel cut-off
7175E	AGU-117	(c)

7250E	AGU-1061	3.20	1.16	0.82	0.44	0.52	0.17
	AGU-1064	(c)
	AGU-1066	(b)

7300E	AGU-1053	5.15	1.43	0.98	0.44	0.40	0.12
		2.05	1.12	1.09	0.67	0.56	0.39
	AGU-1055	12.20	1.25	0.82	0.39	0.36	0.08
	AGU-1057	(c)
	AGU-1059	(c)

7325E	AGU-1063	1.70	2.10	0.92	(a)	(a)	(a)
	AGU-1065	9.90	2.17	1.34	(a)	(a)	(a)

7350E	AGU-1056	2.10	1.30	0.74	0.28	0.40	0.09
		12.40	1.26	0.65	0.41	0.46	0.11
	AGU-1058	10.20	2.39	1.24	0.43	0.47	0.09
		3.60	1.11	0.68	0.36	0.38	0.14
	AGU-1060	3.90	2.09	0.76	0.37	0.46	0.08
	AGU-1062	(b)

7375E	AGU-1067	(b)

(a) Not available yet.

(b) Drilling in progress.

(c) No assays above cut-off.

(d) All holes drilled from underground except AGU-117.

(e) All samples assayed by OMAC Laboratories Ltd. using ICP-ORE as analytical method, except for holes AGU-1059, AGU-1063 and AGU-1064, whose assays are still preliminary and were undertaken at the Company’s own laboratory.

Sections showing the geometry of the new mineralized zones are attached below:

Section 7350 E

S
N
400m
300m
200m
100m
00m
AGU-10
6544
AGU-27
6507
6714
6609
6630
6749
6745
6744
6758
Open pit Phase-3
AGU-1048
AGU-1027
AGU-1025
AGU-1006
AGU-1007
AGU-1013
AGU-1009
AGU-1056
AGU-1058
AGU-1060
Underground Drilling 2006
Underground Drilling 2007
Cut-off
>1.0 % Ni
>0.5 % Ni
5200 N
5500 N
5600 N
AGU-1062
In progress

Section 7325 E
S
N
400m
300m
200m
100m
00m
AGU-11
AGU-19
6625
6579
6609
6749
6695
AGU-47R
Open pit
Phase-3
AGU-1038
AGU-1037
AGU-1036
AGU-1034
AGU-1033
AGU-1005
AGU-1008
AGU-1010
AGU-1012
AGU-1014
AGU-1065
AGU-1063
Underground
Drilling 2006
Underground
Drilling 2007
Cut-off
>1.0 % Ni
>0.5 % Ni
5100 N
5200 N
5400 N
5500 N
5600 N

Section 7300 E
S
N
400m
300m
200m
100m
00m
-100m
6555
AGU-12
6487
AGU-18
6489
6742
6628
AGU-106
Open pit
Phase-3
AGU-1040
AGU-1029
AGU-1031
AGU-1003
AGU-1004
AGU-1059
AGU-1053
AGU-1055
AGU-1057
Underground
Drilling 2006
Underground
Drilling 2007
Cut-off
>1.0 % Ni
>0.5 % Ni
5200 N
5500 N
5600 N

Section 7250 E
S
N
400m
300m
200m
100m
00m
-100m
6543
AGU-14
6731
AGU-16
AGU-44
Open pit
Phase-3
6737
6753
AGU-1047
6716
AGU-105
AGU-1046
6739
Underground
Drilling 2006
Underground
Drilling 2007
AGU-1064
AGU-1061
AGU-1066
In progress
Cut-off
>1.0 % Ni
>0.5 % Ni
5200 N
5500 N
5600 N

The top exploration priority in 2007 will be additional step out and infill drilling to completely define the underground potential of the Aguablanca deposit. To this end a new underground rig has been ordered and is expected to be on site by the end of the second quarter 2007.

A borehole and surface pulse electromagnetic (“EM”) test survey is also in progress. This system used in this survey is provided by Crone Geophysics and will incorporate their new SQUID sensor. The main objective of this EM program is to search for conductors associated with new zones of massive sulphide mineralization.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Mauritania and Portugal.  The Company currently produces nickel and copper at its Aguablanca mine in southern Spain.   Construction of its new Tasiast gold project in Mauritania, West Africa, is nearing completion, with production expected by mid- 2007.  The Company recently acquired a strategic shareholding in Chariot Resources Limited, which provides exposure to the significant potential of the Marcona copper project in southern Peru.

Forward-looking Statements

This press release contains certain “forward looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parametres as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com